James D. Evans		Email jevans@fenwick.com Direct Dial (206) 389-4559
March 26, 2018

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED POTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Smartsheet Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 5, 2018
CIK No. 0001366561

Ladies and Gentlemen:
We are submitting this letter on behalf of Smartsheet Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 20, 2018 (the “Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001366561) confidentially submitted to the Commission on February 5, 2018 (the “Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of the Registration Statement in paper format, marked to show changes from the Draft Registration Statement as originally confidentially submitted.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

U.S. Securities and Exchange Commission
March 26, 2018

U.S. Securities and Exchange Commission
March 26, 2018

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 and the Freedom of Information Act.
General

1.
In response to prior comment 2, you state in the response letter that the company does not regularly monitor the number of paid users and the total and average number of paid users utilizing the Business and Enterprise product page. You further state in the letter that the company does not use these metrics to monitor the company’s business because the number of paying users and free collaborators per customer ranges widely. Please disclose these facts in the prospectus. Explain how management uses the information about paid users and why this metric is useful to your investors. Investors should understand how it is related to the company’s results of operations and future plans. In this regard, provide an analysis of how changes in the metric correspond with changes in revenues for the periods presented. Provide disaggregated user information on a domain and individual basis if necessary to understand the changes.

The Company advises the Staff that the metrics of paid users, free collaborators, and total users associated with paid accounts were provided within the Draft Registration Statement as an indicator of current penetration of the Company’s offerings as compared to what it believes is the total addressable opportunity. The Company believes that the metrics of 650,000 paid users, 3.0 million free collaborators, and more than 3.6 million total users indicate that the Company has already been successful in reaching a broad user base, and also demonstrates that it still has a very large market opportunity upon which to capitalize in the future (based on an estimated total of 865 million knowledge workers, referenced elsewhere within the Registration Statement).
Management does not, on a regular basis, review the paid user, free collaborator, or total user counts, and does not rely on the total and average numbers of paid users utilizing the Business and Enterprise subscription services to evaluate and manage their business performance. Rather, management monitors the total domain-based and ISP-based customer counts, their annual contract values, and dollar based net retention rates on a monthly basis. Specifically, in order to measure the success of its efforts to increase subscription value at existing customers (which reflects increases in the number of paying users, as well as the adoption of new or additional solutions), the Company monitors and discloses dollar-based net retention, as the Company believes it best reflects the outcome of those efforts. Furthermore, many of the Company’s forward-looking financial targets are tied to the number of organizations that are customers and the annual contract value per organization.
Management believes that providing user counts on a regular basis could be misleading to current or potential investors. While most of the Company’s pricing is structured on a per-paid-user basis, revenue per user can vary based on subscription levels (individual, team, business, and enterprise) and capabilities provided. Furthermore, the Company also engages in consolidated packaging and selling solutions that are priced per-solution instead of per-paid-user. For example, the Company may offer deals to smaller company customers that are priced so the customer could license all of its employees. This type of consolidated offering leads to user counts that are higher and disproportionate to the user counts derived from the more prevalent per-paid-user sales, negatively impacting the correlation between paid user growth and revenue growth. In addition, ISP customers tend to purchase or churn in unpredictable patterns and typically do not buy solutions. As such, the ISP customer counts will yield significantly smaller revenue per-user averages than the domain-based customers.

U.S. Securities and Exchange Commission
March 26, 2018

Due to the factors described above, the Company does not believe that there is a direct correlation between the number of paid or total users and the Company’s revenue or other financial metrics that would be meaningful or useful for potential investors. In order to best illustrate this lack of correlation, the Company is providing the Staff Attachment A, which includes the average user growth over the last eight quarters, both quarter-over-quarter and year-over-year, as well as the percentage of revenue growth and subscription revenue growth over the last eight quarters, both quarter-over-quarter and year-over-year. The Company has requested pursuant to Rule 83 that the Staff maintain the confidentiality of this information because management does not intend to regularly report these metrics, as it believes that doing so could mislead investors.
In response to the Staff’s comment, the Registration Statement has been revised on page 5 to specify the reasons for which the number of paid users, free collaborators, and total users were disclosed in the Registration Statement, and that such numbers are not monitored on a regular basis.
***

U.S. Securities and Exchange Commission
March 26, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559 or, in his absence, Ms. Katherine Duncan at (206) 389-4537.

Sincerely yours,

/s/ James D. Evans

James D. Evans

cc:	Mark P. Mader, Chief Executive Officer
Jennifer Ceran, Chief Financial Officer
Jolene Marshall, Vice President of Legal
Smartsheet Inc.

Alan Smith
Katherine Duncan
Fenwick & West LLP

ATTACHMENT A

Trend for the last 8 quarters (growth quarter-over-quarter):

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	Q4'18
Average Users Growth	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%
Revenue Growth	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%
Subscriber Revenue Growth	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%

Trend for the last 8 quarters (growth year-over-year):

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	Q4'18
Average Users Growth	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%
Revenue Growth	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%
Subscriber Revenue Growth	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%